UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020.

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

* * *

This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information —D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2020

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura

Name: Carlos Alberto Bezerra de Moura

Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit Description of Exhibit

1	Announcement with respect to the early tender results of the cash tender offers of BRF for up to the Maximum Amount of its 4.75% Senior Notes due 2024, and for 4.350% Senior Notes due 2026 issued by BFR GmbH and guaranteed by BRF.

Exhibit 1

BRF announces early tender date results of its cash tender offers for up to the Maximum Amount of its 4.75% Senior Notes due 2024 and for 4.350% Senior Notes due 2026 issued by BRF GmbH and guaranteed by BRF S.A.

São Paulo, Brazil – September 28, 2020 – BRF S.A. (“BRF”) today announces the early tender date results of its previously announced offer to purchase for cash for up to the Maximum Amount (as defined below) of Capped Offers Total Consideration (as defined below) of the outstanding 4.75% Senior Notes due 2024 (“2024 Notes”) issued by BRF (the “2024 Notes Offer”) and the outstanding 4.350% Senior Notes due 2026 (the “2026 Notes” and, together with the 2024 Notes, the “Notes”) issued by BRF GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the law of the Republic of Austria, and a wholly-owned subsidiary of BRF, and guaranteed by BRF (the “2026 Notes Offer” and, together with the 2024 Notes Offer, the “Capped Offers”).

The Capped Offers are being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2020 (the “Offer to Purchase”). This press release is qualified in its entirety by the Offer to Purchase.

As of 5:00 p.m. (New York City time) on September 25, 2020 (the “Capped Offers Early Tender Date”), according to information received from D.F. King & Co., Inc., the information and tender agent for the Capped Offers: (i) U.S.$158,351,000, or approximately 34.90% of the principal amount outstanding, of the 2024 Notes was validly tendered, and not validly withdrawn; and (ii) U.S.$175,745,000, or approximately 35.15% of the principal amount outstanding, of the 2026 Notes was validly tendered, and not validly withdrawn. The following table sets forth the principal amount of the Notes validly tendered and not validly withdrawn, as well as the principal amount of Notes accepted after giving effect to the Maximum Amount, Acceptance Priority Levels and proration (as described below).

Title of Security	Security Identifiers	Principal Amount Outstanding Prior to 2024 Notes Offer	Acceptance Priority Level	Maximum Amount(1)	Principal Amount Validly Tendered and Not Validly Withdrawn Prior to Capped Offers Early Tender Date(2)	Principal Amount Accepted(3)
4.75% Senior Notes due 2024	CUSIP Nos.: 10552T AF4/P1905CAE0 ISINs: US10552TAF49/ USP1905CAE05	U.S.$453,714,000	1	U.S.$176,238,250.44	U.S.$158,351,000	U.S.$158,351,000
4.350% Senior Notes due 2026	CUSIP Nos.: 05583B AA7/ 08163AA4 ISINs: US05583BAA70/ USA08163AA41	U.S.$500,000,000	2	U.S.$176,238,250.44	U.S.$175,745,000	U.S.$718,000

(1)	The “Maximum Amount” of Capped Offers Total Consideration that BRF will pay to purchase the Notes in the Capped Offers was calculated as provided in the Offer to Purchase and is equal to the lower of (x) the net proceeds to BRF from the issuance of one or more issuances of debt securities on terms satisfactory to BRF, in its sole discretion, which was U.S.$488,735,000.00, and (y)

U.S.$500,000,000.00, less (1) the cash amount, in U.S. dollars, that BRF was required to pay to purchase the 2022 Notes, the Euro Notes and the 2023 Notes validly tendered and accepted for purchase pursuant to the Any and All Offers (as defined in the Offer to Purchase), which was U.S.$112,496,749.56, and (2) U.S.$200,000,000.00. For purposes of calculating the Maximum Amount, the consideration payable by BRF in respect of its 2.750% Senior Notes due 2022 was converted into U.S. dollars using a conversion rate of €1.00 to U.S.$1.1846, which was the exchange rate as of the close of business on September 11, 2020, as displayed on the FXIP screen on Bloomberg.

(2)	As reported by D.F. King & Co., Inc., the information and tender agent for the Offer, as of the Capped Offers Early Tender Date.
(3)	Because the Maximum Amount was exceeded, BRF will accept Notes validly tendered and not validly withdrawn in the Capped Offers based on the Acceptance Priority Levels (as defined below) and will apply pro ration to the 2026 Notes validly tendered and not validly withdrawn prior to the Capped Offers Early Tender Date as described below and under “The Offers—Maximum Amount; Acceptance Priority Levels; Proration” in the Offer to Purchase.

Since the purchase of all 2024 Notes and 2026 Notes validly tendered in the Capped Offers on or prior to the Capped Offers Early Tender Date would cause BRF to purchase an aggregate principal amount of Notes in excess of the Maximum Amount, BRF will accept 2024 Notes and 2026 Notes in the order of their respective Acceptance Priority Levels specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 2 being the lowest Acceptance Priority Level), upon the terms and subject to the conditions set forth in the Offer to Purchase. Accordingly, BRF will accept for purchase all 2024 Notes validly tendered and not validly withdrawn on or prior to the Capped Offers Early Tender Date. In addition, because the purchase of all of 2026 Notes validly tendered in the Capped Offers on or prior to the Capped Offers Early Tender Date would cause BRF to purchase an aggregate principal amount in excess of the Maximum Amount, BRF will accept for purchase such tendered 2026 Notes on a prorated basis.

The Capped Offers will expire at 11:59 p.m. (New York City time) on October 9, 2020, unless earlier terminated or extended by BRF (such time and date, as the same may be extended, the “Capped Offers Expiration Date”). However, after taking into account the Acceptance Priority Levels, proration and the Authorized Denominations (as defined in the Offer to Purchase), the Maximum Amount has been reached in respect of tenders of Notes made on or prior to the Capped Offers Early Tender Date and, accordingly, BRF does not expect to accept for purchase any Notes that are validly tendered after the Capped Offers Early Tender Date in the Capped Offers.

All Notes not accepted as a result of Acceptance Priority Levels or proration will be rejected from the Capped Offers and promptly returned to the tendering Holder.

Holders who validly tendered and did not validly withdraw their 2024 Notes in the 2024 Notes Offer at or prior to the Capped Offers Early Tender Date will be eligible to receive the total consideration of U.S.$1,065.50 per U.S.$1,000 principal amount of 2024 Notes tendered (the “2024 Notes Total Consideration”), which includes an early tender premium of U.S.$30.00 per U.S.$1,000 principal amount of 2024 Notes validly tendered.

Holders who validly tendered and did not validly withdraw their 2026 Notes in the 2026 Notes Offer at or prior to the Capped Offers Early Tender Date will be eligible to receive the total consideration of U.S.$1,038.50 per U.S.$1,000 principal amount of 2026 Notes tendered (the “2026 Notes Total Consideration” and, together with the 2024 Notes Total Consideration, the “Capped Offers Total Consideration”), which includes an early tender premium of U.S.$30.00 per U.S.$1,000 principal amount of 2026 Notes validly tendered.

In addition to the Capped Offers Total Consideration, holders whose Notes are validly tendered and accepted for purchase in the Capped Offers will also receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the Capped Offers Early Settlement Date (as defined below).

The settlement date for the Notes validly tendered and not validly withdrawn on or before the Capped Offers Early Tender Date and accepted for purchase (the “Capped Offers Early Settlement Date”) is expected to be September 28, 2020.

The deadline for holders of Notes to validly withdraw tenders of Notes has passed. Accordingly, Notes tendered at or before the Capped Offers Early Tender Date may not be withdrawn or revoked, except as required by applicable law.

BRF’s obligation to accept for purchase, and pay for, Notes that are validly tendered and not validly withdrawn pursuant to the Offer was conditioned upon the satisfaction or waiver by BRF of a number of conditions described in the Offer to Purchase, including a Financing Condition (as defined in the Offer to Purchase) and a Capped Offers Financing Condition (as defined in the Offer to Purchase), which have been satisfied.

BRF has the right, in its sole discretion, to amend or terminate the Offer at any time, subject to applicable law.

BRF has retained BB Securities Limited, Banco Bradesco BBI S.A., Banco BTG Pactual S.A.—Cayman Branch, Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the 2024 Notes Offer. The Offer to Purchase and any related supplements are available at the D.F. King & Co., Inc. website at www.dfking.com/brf. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (866) 796-7184 (U.S. toll free) or +44 (0) 20 7920-9700 or in writing at brf@dfking.com. Questions about the 2024 Notes Tender Offer may be directed to BB Securities Limited by telephone at +44 207 367 5800; Banco Bradesco BBI S.A. by telephone at +1 (646) 432-6643 (collect); Banco BTG Pactual S.A.—Cayman Branch by telephone at +1 (212) 293-4600 (collect) or by email at OL-DCM@btgpactual.com; Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (toll free) or +1 (800) 558-3745 (collect); Itau BBA USA Securities, Inc. by telephone at + 1 (212) 710-6749 (collect); J.P. Morgan Securities LLC at + 1 (866) 846-2874 (toll free) or + 1 (212) 834-7279 (collect); Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or + 1 (212) 761-1057 (collect) and Santander Investment Securities Inc. by telephone at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Capped Offers are not being made to, nor will BRF accept tenders of Notes from, holders in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offer to be made by a licensed broker or dealer, the Offer will be made by the dealer managers on behalf of BRF.

None of BRF, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Capped Offers. None of BRF, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Capped Offers other than the information and representations contained in the Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Capped Offers, passed upon the merits or fairness of the Capped Offers or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About BRF

BRF is a sociedade anônima (corporation) organized under the laws of the Federative Republic of Brazil. BRF’s principal executive offices are located at Av. das Nações Unidas, 8501 – 1st Floor, Pinheiros, 05425-070, São Paulo, SP, Brazil, and its telephone number at this address is +55-11-2322-5000/5355/5048.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that BRF expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in BRF’s Annual Report for fiscal year 2019 on Form 20-F. All forward-looking statements attributable to BRF are expressly qualified in their entirety by such risk factors. The forward-looking statements that BRF makes in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. BRF and the dealer managers assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that BRF makes, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase, which contains important information. None of BRF, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Capped Offers.